

August 12, 2010

Sean M. Lyons, Chief Executive Officer
Shades Holdings, Inc.
20711 Sterlington Drive
Land O' Lakes, FL 34638

>   **Re: Shades Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 16, 2010**
>   **File No. 333-168139**

Dear Mr. Lyons:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company engaged in the business of selling discounted sun glasses on the Internet; however, you disclose in note 9 to the financial statements on page F-13 that you have not achieved operational status to date. We note that you have a limited operation history with only nominal revenues (approximately $418) since inception through March 31, 2010. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply. Please also disclose whether you seek to engage in a merger, acquisition or business combination.

Front Cover Page of Prospectus, page 2

2. Please limit the cover page to one page in length. Also revise your disclosure in plain English and limit the disclosure as required by Item 501 of Regulation S-K. Refer to Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

3. We note your disclosure that there is no arrangement to place funds in an escrow, trust or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please also provide similar disclosure in a separate risk factor and under the plan of distribution section.

4. We note your disclosure that the selling security holders will offer their shares at $0.25 per share until your shares are quoted on the OTCBB. Please also revise your disclosure for the shares being offered by the company to clearly disclose that the shares will be sold at the fixed price of $0.25 per share for the duration of the offering. Please make the appropriate revisions on the front cover page of the prospectus, the summary and plan of distribution sections.

5. Please clarify in the first paragraph under "Public Offering .." that the offering will continue until the earlier of the date all of the shares are sold or the expiration of 180 days, subject to an additional 180 day extension. Please make similar revisions under the summary and plan of distribution sections.

6. Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please remove the pricing and proceeds table and simply state that, since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $0 to $950,000 after expenses. Also clearly disclose that, since there is no minimum amount of shares that must be sold, you may receive no proceeds or minimal proceeds from the offering. Please also provide similar revisions under the use of proceeds section.

Prospectus Summary, page 5

7. Please discuss your auditor's going concern opinion in the summary.

8. We note that you have a subsidiary. Please revise your prospectus to discuss your corporate structure, including the relationship between you and your subsidiary.

Use of Proceeds, page 18

9. Please clarify how you will prioritize your use of proceeds if 25%, 50% and 75% of the proceeds are received.

Dilution, page 21

10. Please revise to disclose the per share amount of the increase in net tangible book value per share attributable to cash payments made by purchasers of the shares you are offering. Please refer to Item 506 of Regulation S-K.

11. We note you have calculated dilution per share based on the number of shares outstanding as of June 30, 2010. Please revise your disclosure to clarify, if true, that your net tangible book value is also as of June 30, 2010.

Selling Security Holders, page 22

12. Please disclose whether any of the entities offering shares for resale are broker dealers or affiliates of broker dealers.

13. Please disclose how the selling security holders acquired their shares. If the shares being offered for resale were issued in connection with any private placements, please briefly describe the material terms of those transactions.

Plan of Distribution, page 24

14. Please identify the directors and officers who will offer your shares in the primary offering and describe the process through which those individuals intend to offer the securities. Please also describe how each of these individuals satisfy the requirements of Exchange Act Rule 3a4-1.

Competition, page 32

15. If your supplier, Snazzy Buy's, is a competitor in your business, please disclose.

Consolidated Statement of Stockholders' Equity, page F-5

16. We read your disclosure on page 46 which states, "In 2010, we completed an offering of 219,000 shares of our common stock at a price of $0.25 per share to 25 investors, for total proceeds of approximately $54,750." Please reconcile this stock issuance to the 82,000 shares issued on your statement of stockholders' equity for the period ended March 31, 2010.

3.Summary of Significant Accounting Policies, page F-8

Stock Based Compensation, page F-9

17. Please revise to update your EITF reference to the appropriate FASB Accounting Standards Codification reference.

6. Equity Transactions, page F-11

18. You disclose in the fourth paragraph that you have entered into a month to month consulting agreement with the Tyler Ryan Group ("TRG") and you will compensate TRG $500 a month plus a one-time payment of 40,000 shares of common stock. First, please tell us and revise your disclosure to clarify how you recognized compensation associated with the issuance of stock given the month to month terms. Second, please reconcile the disclosure here with the disclosure on page 45 which states you agreed to pay $500 per month, and as payment, issued 40,000 shares of common stock. Please revise your disclosure as appropriate.

19. Please disclose your method for recognizing shares issued for legal services.

20. We note shares issued to non-employees on November 23 and December 17, 2009 were valued at $0.25 per share based on recent sales of common stock at this price, negotiations with vendors and estimated fair value of services received. We also note that your sales of common stock were at $0.01 in 2009. Please revise your disclosure to clarify your method for estimating the fair value of the stock issued for services to be received. Please refer to FASB ASC 505-50-50. Further, please confirm to us that at the date the agreements were entered into for services to be performed, the measurement date for recognizing the shares issued was reached.

Executive Compensation, page 41

21. Please provide the dollar value for the 50,000 shares a year that Mr. Diaz will receive as your Chief Financial Officer and similarly the dollar value of the 30,000 shares a year that Mr. Ford will receive as a director.

Certain Relationships and Related Transactions, page 42

22. Please revise the first paragraph to reflect that the related party transactions involve amounts that exceed the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 404(d)(1) of Regulation S-K.

23. In the fifth paragraph, please quantify the dollar amount of supplies purchased from Snazzy Buy's. Refer to Item 404(a)(3) of Regulation S-K.

Recent Sales of Unregistered Securities, page 44

24. We note your disclosure that you completed a private placement of common stock in 2010. However, Note 10, Subsequent Events, to your financial statements

suggests that the offering is not closed. Please confirm that the private placement is closed and provide the specific dates of the private placement or advise.

25. Please file the subscription agreements used for the private placements referenced under this heading as exhibits to your registration statement.

Signatures, page 48

26. The second set of signatures identifies the members of the board, but not the executive officers of the company. Please revise the second set of signatures reflecting that the registration statement has been signed by the persons in the capacities indicated to identify under the titles your principal executive officer, principal financial officer, controller or principal accounting officer and the directors. Refer to instruction 1 under Signatures in Form S-1.

Exhibit 5 – Legal Opinion of Bush Ross, P.A.

27. Please revise the first paragraph to reflect the amount of shares being offered by the company and the amount of shares being offered for resale by the selling shareholders.

28. Please revise the second paragraph to change the S-X reference to S-K.

29. Please delete the last paragraph on page 1 since the assumptions are inapplicable or overly broad.

30. Please revise the second paragraph on page 2 to reflect that the shares "being offered by the company," when consideration shall have been received by the company "as contemplated by the registration statement," will be validly issued, etc. Also revise to this paragraph to reflect that the shares being offered for resale by the selling shareholders "are validly issued, fully paid and nonassessable," since these shares are currently outstanding.

31. Please delete the date limitation in the last paragraph or refile the opinion on the date you wish the registration statement to go effective.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John N. Giordano, Esq.
        Bush Ross, P.A.
        By Fax (813) 223-9620